UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SUMMARY REPORT ON THE

MURRAY PROPERTY

Gordon Lake Area, District of MacKenzie
Northwest Territories

Geographic Coordinates

63o00' N 113o25' W

NTS Map Sheets 85I/14 and 85P/3

September 3, 2003

Prepared for:

6109527 Canada Ltd.
Suite 1450 - 789 West Pender St.
Vancouver B.C. V6C 1H2

Prepared by:

Gary Vivian
Aurora Geosciences Ltd
3502 Racine Road
Yellowknife, NT X1A 3J2

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

                                                                        Page
Figure 1   Property Location............................................ F1
Figure 2   Claim Map ................................................... F2
Figure 3   Regional Geology ............................................ F3
Figure 4   Property Geology ............................................ F4
Figure 5   No. 1 Zone Assay Plan ....................................... F5
Figure 6   No. 3 Zone Assay Plan ....................................... F6
Figure 7   No. 6 Zone Assay Plan ....................................... F7
Figure 8   No. 7 Zone Assay Plan ....................................... F8

SUMMARY

The Murray Property consists of one mineral claim encompassing approximately 2,965 acres (1,200 ha), located directly southeast of Murray Lake within the south-central part of Northwest Territories. The property is approximately 78 kilometers northeast of Yellowknife, NT and is accessible in summer months by fixed wing aircraft and in the winter by ski-equipped aircraft or snowmobile. The property is subject to an option agreement dated July 22, 2003 between 6109527 Canada Ltd. and International Zimtu Technologies Ltd. ("Zimtu") whereby 6109527 Canada Ltd. can earn a 70% interest in the claims. In addition, the property is subject to a 1% NSR and a 1% GORR on diamond production in favor of each of Jody Dahrouge and Zimtu.

The property is underlain entirely by metasediments of the Burwash Formation of the Duncan Lake Suite of the Yellowknife Supergroup. This environment is characteristic of turbidite-hosted Saddle Reef and Leg-Reef type gold deposits, which occur as bedding concordant and discordant veins, fracture or void fillings and silicified zones in folded, highly fractured and/or sheared host rocks. In addition, lower grades of disseminated gold mineralization can occur within weakly altered slate/argillite and meta-sandstone beds. Saddle Reef deposits in the Meguma District of Nova Scotia have produced over 1.5 million ounces of gold since the 1860's, while the Camlaren Mine, about 10 kilometers northeast of the property has recorded production of more than 20,000 ounces of gold.

Exploration of the Murray Property is sporadic, with long periods of inactivity punctuated by a few months of intense exploration. Following the discovery of auriferous quartz veins at the property in the late 1930's, over 100 pits and trenches were excavated in the early 1940's. Subsequent exploration in the early 1970's and early 1980's resulted in the identification of at least seven zones of gold mineralization with good exploration potential.

Numerous gold bearing quartz veins have been identified on the property with the best exposures located within 1 kilometer of Murray Lake. The distribution of gold mineralization appears to be structurally controlled, as many of the host quartz veins are found along the axial plane of distinct folds. Some of the historic results at the No. 1 Zone include 0.5 to 10 oz/t gold over a three feet wide interval. At the No. 6 Zone, a historic assay returned a grade of 0.2 oz/t gold over six feet and at the No. 7 Zone, a historical value of 9.61 oz/t gold has been reported for an 18 inch wide vein and altered host rock.

The Murray Property is considered under explored for turbidite-hosted gold deposits and is of sufficient merit to warrant further exploration. This exploration should include a property wide program of field mapping and sampling, with an emphasis on the known mineralized showings and trends, fold hinges, recessive horizons and shear zones. The estimated cost to complete the aforementioned exploration program is $50,000.

INTRODUCTION AND TERMS OF REFERENCE

Terms of Reference

This technical report on the Murray Property, which is held under a joint venture by 6109527 Canada Ltd., has been prepared to comply with the standards outlined in National Instrument 43- 101 for the Canadian Securities Administration.

Aurora Geosciences Ltd. was retained by 6109527 Canada Ltd. during June 2003 to complete an independent technical report on the Murray Property. Mr. Gary Vivian, a principle of Aurora Geosciences Ltd. and qualified person has visited the Murray Property and surrounding area during May 21, 2003. Mr. Gary Vivian has more than 20 years experience conducting exploration for base and precious metals and other commodities within the Slave Structural Province of Northwest Territories.

Sources of Information and Disclaimer

This technical report is based upon published and unpublished data, primarily from assessment records and government geological reports as described in the sections herein entitled "History" and "References". These reports were written prior to the implementation of the standards relating to National Instrument 43-101. However, as most were prepared by persons holding post-secondary degrees in geology or related fields, the reports are assumed accurate. Additional information was obtained during visits to the property by the author.

The Murray Property is considered an early-stage exploration property.

PROPERTY DESCRIPTION AND LOCATION

The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometers northeast of Yellowknife, NT. It is three kilometers west of Gordon Lake within National Topographic System (NTS) map sheets 85I/14 and 85P/3. The current claim was staked in January of 2003 by Aurora Geosciences Ltd. on behalf of Jody Dahrouge. Based upon an agreement dated June 10, 2003, the Murray Property was purchased by Zimtu from Jody Dahrouge for a cash consideration of $13,200. Based on a subsequent agreement dated July 22, 2003, 6109527 Canada Ltd. was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, they must spend $300,000 on exploration prior to July 22, 2006, pay

$17,000 and issue 200,000 special warrants of 6109527 Canada Ltd. to Zimtu. Both Jody Dahrouge and Zimtu hold a 1% NSR on mineral production and a 1% GORR on diamond production from the property. One half of one per cent of the royalty can be repurchased for a cash consideration of $500,000.

TABLE 1:	LIST OF MINERAL CLAIMS, MURRAY PROPERTY

Claim	Tenure	NTS	Record	Anniversary
Name	Number	Map Sheet(s)	Date	Date
Murray	F75550	85I/14 and 85P/3	2003-02-20	2005-02-20

PROPERTY ACCESS, LOCAL RESOURCES, INFRASTRUCTURE

The Murray Property is located at the boundary between NTS map sheets 85I/14 and 85P/3, on the south east side of Murray Lake. The property is approximately 78 kilometers northeast of Yellowknife, NT. In addition, the current winter road to the Diavik and Ekati diamond mines and the Lupin gold mine passes within five kilometers east of the Murray Property, at Gordon Lake.

During summer months, access to the property is by float plane or helicopter. During winter months access is by ski-equipped aircraft, helicopter or snowmobile from Gordon Lake. Yellowknife is the closest community and offers a complete range of supplies and services for the mineral exploration industry.

PHYSIOGRAPHY AND CLIMATE

The physiography of the Murray Property is typical of forested Canadian Shield terrain. It is well drained, with a minimal surface area of ponds, lakes or muskeg and is generally covered by a thick growth of stunted white and black spruce, white birch, poplar and jack pine. Murray Lake is at approximately 294 meters above sea level. A majority of the property is relatively flat lying with elevations approximately 20 to 40 meters above Murray Lake. The entire property is underlain by metasedimentary-metaturbidites of the Burwash Formation, which in most areas is well truncated and smoothed by glaciation.

Permafrost underlies much of the property. Freeze-up is most often in late October and break-up of a majority of the lakes in the region is most often not until early June. Temperature extremes are typical sub-arctic-Northern Canadian, hot summers; cool to cold, damp to wet spring and autumn and cold dry winters. Local temperature ranges from + 30oC to - 45oC.

HISTORY

The Gordon Lake area, within which the Murray Property lies, has a documented history of exploration of about 70 years. Exploration of this region is considered sporadic, with long periods of inactivity punctuated by a few months of intense exploration. Much of the prior work reported here is regarding geological exploration either bordering on or partially contained by the current area of the Murray Property. Exploration which is site specific is indicated as being so. The summary is not believed to be all inclusive and all exploration activities may not be documented herein. Documented exploration of the property and immediate vicinity is summarized in Table 2.

TABLE 2:	SUMMARY OF PRIOR WORK *
Year	Description of Work	Documented
Expenditures
1937-1940	Gordon Murray of Consolidated Mining and Smelting Company of Canada
	stakes the PAN claims over the area of the Murray Claim.	-
More than 110 pits and trenches excavated, and a shallow shaft is sunk (Magrum, 1982).
1957, 1962	Claims restaked by Alex Mitchell as the Bairn group. Some trenches re-	-
opened and extended (Nelson et al., 1981).
1962 - 1981	Camlaren mine produces 10,886 tonnes of ore between 1962 and 1964.
	The property was sold to Noranda and Pamour Porcupine mines in 1977	-
and an additional 586kg gold and 187kg silver was produced from
51,000 tonnes of ore up until 1981 (Beales et al., 2002; p. 21).
1972	Report on the MSSL Mineral Claims, Murray Lake NT by North Star
	Mines Ltd. Sampling of old showings and trenches with conclusions	$1,300.00
and recommendations (Nickerson, 1972).
1981	Consolidated Five Star Resources Ltd. conducted detailed mapping and	$11,759.31
sampling immediately southeast of the Murray Claim (nee: Chris 1 and 2 claims), with the intent to estimate size and number of gold bearing veins and determine the structural setting of the veins. The results were disappointing (Nelson et al., 1981).
1982	Limited geological mapping, sampling and prospecting was carried out on	$2,813.67
the Murray Claim (nee: Chris 1 and 2 claims) near Murray Lake, NT by Hidden Lake Gold Mines Ltd. (Magrum, 1982). The Zone 7 quartz vein was shown to contain high-grades of gold mineralization over a length of about 30 feet.
1985	Henderson (1985) maps the Yellowknife-Hearne Lake Area at a scale of	-
1:250,000.
* The term 'Murray Claim' refers to the area represented by the present day Murray Claim.

GEOLOGICAL SETTING

Regional Geology

The Murray Property is entirely underlain by rocks of the Archean (2.66 Ga) Burwash Formation of the Yellowknife Supergroup (Nelson et al., 1981). Henderson (1985) mapped the region at a scale of 1:250,000 and provided a detailed review of the regional geology.

Burwash Formation rocks consist predominantly of interbedded greywacke-mudstone turbidites. Burwash metasediments are characteristically uniform and without distinctive stratigraphic marker horizons, making the formation difficult to stratigraphically subdivide (Stokes et al., 1990). Bed thicknesses range from millimeter laminations to 8 meters thick massive greywacke units. In the Gordon Lake area, rocks of the Burwash Formation have been metamorphosed to lower-greenschist grade and increase to amphibolite grade to the west and east.

Due to its relatively incompetent nature, the Burwash Formation is structurally complex and is typically strongly folded and faulted (Stokes et al., 1990). The rocks lie in a series of closely spaced, often overturned, isoclinal folds. Axial planes are primarily vertical and folds plunge at steep angles with direction of plunge reversing frequently over short distances. Nelson et al. (1981) provide a detailed account of the structure and stratigraphy of the area southeast of the Murray Claim. Neither lithology nor structure change dramatically at property boundaries.

Hydrothermal alteration including silicification, quartz veining and silica flooding is a prominent feature within the Burwash Formation. Quartz veins are known to concentrate in areas of significant to subtle changes in large scale regional structural trends. Gold mineralization within the region is associated with shear zones and quartz silica flooding with local concentrations of arsenopyrite, pyrite, chalcopyrite, pyrrhotite and galena.

A number of plutons intruding metasediments lay spatially close to the Murray Property (Henderson, 1985). These plutons are composed of medium- to fine-grained, equigranular granitic rocks. Sill or dyke structures of similar felsic intrusives outcrop on the northwest shore of Murray Lake. A number of Proterozoic mafic dykes occur within the area of the Murray Property (Diabase, Gabbro, Diorite). These dykes weather a characteristic red-brown colour and tend to extend through the entire property (Nelson et al., 1981). Aside from offsetting faults and fractures, these bodies are undeformed with primary mineralogy and textures well preserved. In general, these units are vertically oriented and trend northwest.

Property Geology

The regional geology summarizes the geology of the Murray Property. The property is underlain entirely by greywacke-mudstones, argillites, slates and minor pelites-arkoses of the Burwash Formation (Figure 3). These rocks are structurally complex with up to four episodes of deformation, which may control the distribution of gold mineralization (Fyson, 1984). To summarize (Brophy, 1994; p. 2),

"D1 is characterized by regionally large-scale isoclinal folds (F1) that have no associated axial planar fabric. D2 is distinguished by a segregation foliation most prominently developed around the noses of F2 folds. D3 formed small-scale folds (F3) and a pervasive penetrative cleavage (S3) seen everywhere in the Yellowknife Domain. A fourth deformation, D4, is defined by a crenulation foliation (S4)."

The Murray Property is host to many quartz veins, pods, blobs and lenses. As has been noted (Nickerson, 1972; p. 3)

"Quartz is found as veins, replacement bodies, fracture fillings and open space fillings in folds. ... Often the host rock is highly silicified within several feet of a quartz body... "

A majority of the property is underlain by sediments that have been metamorphosed to greenschist grade with rocks to the west of the property being metamorphosed to amphibolite grade.

DEPOSIT TYPE

Nearly half of the known gold deposits within the Slave Structural Province of the Northwest Territories are hosted by metasedimentary turbidites, and many deposits found within the Burwash Formation occur within shear zones or as 'epigenetic quartz as veins or vein-swarms with high grades of gold. Gold occurrences at the Murray Property are found in saddle reefs, bedding parallel veins along the limbs of folds, within silicified wallrock and occasionally in quartz-breccia zones. The quartz is generally massive or occurs as bedding discordant veins, white to blue-gray, or gray to light gray in colour.

Saddle reefs form in hinge zones, due to competency contrasts between layers, and may exist as multiple deposits stacked on the hinge of a fold. A void is created in the hinge of an upright fold which has undergone expansion without hinge migration. As described by Christie et al. (1999; p. 93),

"Flexural slip during folding localizes displacement on discrete bedding surfaces.... Continued flexural slip during fold tightening promotes dilation at the hinge zones and results in the formation of crescent shaped saddles in anticlines... "

Quartz is then precipitated into the voids, both as discordant veins and as massive void fillings, creating the saddle reef. Since a single saddle reef is created in between only two layers, the potential exists for many voids to be created between the rock layers, leading to the concept of stacked saddle reefs.

Bedding-parallel veins that extend from the saddle reef along the fold limbs are termed leg-reefs (Horne et al., 2001). These veins are strata-bound and are substantially thicker than normal bedding-parallel veins as they are an extension of the saddle reef itself. Moving away from the fold hinge, these veins thin out and eventually merge with the normal bedding-parallel veins within the layers. In the area of the Murray Property, these leg-reef veins can be up to 6 feet wide and extend for over 60 meters (Magrum, 1982). Quartz in these veins is typically laminated.

There are many documented examples of this type of deposit in the Canadian Shield including the districts of Yellowknife, NT; as well as, in British Columbia and the Meguma district, Nova Scotia. Internationally, the most significant deposit of this type is from the Bendigo district of Australia.

The Camlaren Mine, NT, which is about 10 kilometer northeast of the Murray Property, recorded production of approximately 11,000 tonnes of ore between 1962 and 1964 and over 20,000 ounces of gold from 1977 to 1981 from quartz veins hosted within a turbidite sequence (Beales et al., 2002). The Meguma region of Nova Scotia has produced a minimum of 1.5 millions ounces of gold, with most of the production occurring between 1861 and 1910 (Ryan et al., 1998). The Bendigo field of Australia has produced over 12 million ounces of gold since 1851 (McMillan, 1996). Elemental concentrations for this type of deposit commonly include: Si, Fe, S, As, B, Au and Ag, with lesser amounts of Cu, Mg, Ca, Zn, Cd, Pb, Sb, W, Mn, Hg, In, Li, Bi, Se, Te, Mo, F, Co and Ni (McMillan, 1996). The author is of the opinion that this deposit type best represents the geology and characteristics identified to date at the Murray Property.

MINERALIZATION

A commonality of most auriferous showings at and near the Murray Property is quartz veining, open space and fracture fillings, replacement bodies, stockworks and silica flooding of the host rock. Gold occurs as native gold and may be associated with sulphide minerals such as arsenopyrite, pyrrhotite, pyrite, chalcopyrite and galena. The gold-bearing veins occur in structures of varying ages, suggesting multiple mineralization events, as opposed to a single mineralization episode (Brophy, 1994). Quartz is most often dense blue-grey, but has also been observed as clear to milky white. The quartz is typically massive and is occasionally brecciated. Of the numerous showings on the property, five zones located in the central portion of the claim are described (Figures 4 to 8):

No.1 Zone (Figure 5)

The No. 1 Zone (Nickerson, 1972) is the westernmost zone at the property. Large amounts of quartz at the No. 1 Zone are found as veins and replacement bodies. An 80 foot long vein in the area had a maximum assay result of 1.70 oz/ton gold across 4.0 ft. As well, (Nickerson, 1972; p. 4)

"...an approximately east-west trending quartz vein averages 0.44 oz gold over an average width of about three feet for about 130 feet."

No. 3 Zone (Figure 6)

The No. 3 Zone, described by Magrum (1982) is northeast of the other zones and parallels a shear zone. This zone is composed of massive blue-gray quartz and quartz stockwork replacement bodies. One assay result from the north trench returned a value of 0.012 oz/ton gold across three feet (Magrum, 1982).

No. 5 Zone

The No. 5 Zone was initially described as the No. 6 Zone by Nickerson (1972), and is located to the southwest of the No. 3 Zone. This zone is characterized by massive quartz veins or replacement fillings within silicified host rock (Magrum, 1982). Chip samples from massive quartz in the shear zone returned assays of 0.69 oz/ton gold over 3.5 feet. From the south trench, a chip sample taken from massive blue-gray quartz assayed 0.020 oz/ton gold over 0.5 feet. In addition, (Nickerson, 1972; p. 5)

"...sampling reported... at this location in 1939 gave results consistently in excess of 0.25 oz/ton gold."

No. 6 Zone (Figure 7)

At this zone, which is directly east of No. 1 Zone (Magrum, 1982), quartz veins and stringers in silicified wallrock dominate. A sample taken from massive blue-grey quartz of the west trench returned an assay result of 0.020 oz/ton gold over 0.67 feet. A sample taken from quartz stringers and silicified wallrock at the east trench returned an assay value of 0.016 oz/ton gold over 5 feet.

No.7 Zone (Figure 8)

Described by Nickerson (1972) and Magrum (1982), the No. 7 Zone, which is south of the other zones, appears to contain significant gold mineralization. Mineralization is contained within a 0.5 to 2.5 foot wide by 30 foot long quartz-filled fracture that is perpendicular to the strike of the surrounding rock. Samples collected by Nickerson (1972) from this quartz vein returned historic assays that include 1.22 oz/ton gold over 0.9 ft. A sample taken from bordering silicified host rock at the east end of the trench returned an assay value of 4.20 oz/t gold over 4.0 ft. As well, historic assay plans indicate that samples graded up to 9.61 oz/ton gold over a sample width of 18 inches (Nickerson, 1972). Chip samples from this zone include assay values of 3.592 oz/ton gold over an eighteen inch sample width of quartz vein and silicified wall rock (Magrum, 1982). A summary of gold values obtained by Nickerson (1972) and Magrum (1982) at the No. 7 Zone is provided in Figure 8. The vertical continuity of this vein is untested.

EXPLORATION

Exploration on the property has been restricted to an initial trenching program in the late 1930's to early 1940's, and minor sampling programs in the 1980's. No geophysical surveys have been recorded.

After the staking of the PAN claims in the late 1930's, the Consolidated Mining and Smelting Company of Canada excavated numerous trenches and pits throughout the Murray Property Area. As well, a shallow exploration shaft was sunk within the No. 7 Zone, described in the section entitled 'Mineralization.' Subsequent at least one new trench, which is located at the No. 6 Zone identified in the (Nickerson, 1972). Since virtually all of the excavation took place over 60 years ago, the current state of the trenches and pits is questionable. Most early analysis from the property consisted of analyses for precious metals (gold and silver), with occasional analyses for base metals. Geochemical analyses were typically for gold on whole rock (vein and wallrock) samples. Thirty-three samples collected by Nickerson (1972) were analysed for gold and silver at the Federal Assay Office in Yellowknife, with the highest assay value recorded being 4.20 oz/ton gold and 70 per cent of the samples containing detectable gold. Thirty samples collected by Magrum (1982) were analysed for precious metals by the Federal Assay Office, Yellowknife with a maximum value of 3.592 oz/ton gold returned and 33 per cent of the samples contained more than 0.5 oz/ton gold. The 172 samples collected by Brophy (1994) from the area surrounding the Murray Property were analysed for gold. Seventy-seven per cent of wallrock samples collected within 2 meters of gold-bearing quartz veins contained detectable gold, with a maximum value of 0.5 oz/ton recorded.

DRILLING

No reports of drilling programs on the showings within the Murray Property are available to the author. However, references are made to two diamond drill holes at the No. 6 Zone (No. 5 Zone of Magrum, 1982) by Nickerson (1972). A diamond drill hole is also indicated by Magrum (1982) at the No. 3 Zone.

SAMPLING METHOD, SECURITY AND ANALYSES

Work to date by 6109527 Canada Ltd., the current property owner has been restricted to a review of the historic property workings and literature, including government geological reports (Henderson, 1985; and Brophy, 1994), company assessment reports completed by professional geologists and engineers (Nickerson, 1972; Nelson et al., 1981; and Magrum, 1982) and reports by others.

Although the author was not directly involved in the prior exploration of the property and cannot comment on sample security, he is of the opinion that past exploration by J.A. Brophy (1994), M. Magrum, P.Eng. (1982), J. Nelson, M.Sc. (Nelson et al., 1981), and D. Nickerson, P.Eng. (1972) is of a very high quality.

DATA VERIFICATION

As was previously discussed in the section entitled "Sampling Method, Security and Analyses" the author did not verify the results obtained by previous operators of the property. However, he is of the opinion that the exploration conducted by Brophy (1994), which was in support of a report prepared for the NT Geology Division, DIAND, verified the grades of gold mineralization previously obtained at the property by prior operators.

ADJACENT PROPERTIES

Some of the information and geological knowledge regarding the Murray Property includes the review of the adjacent Gold 1 and Gold 2 claims (Nelson et al., 1981). These properties are located south and east of the Murray Claim and it is important to recognize that this information is within the public domain and readily available. Mineralization encountered on the adjacent properties is not necessarily indicative of the mineralization on the Murray Property and an attempt has been made to clearly indicate that any mineralization (gold occurrences) presented herein are site specific within the confines of the Murray Property.

INTERPRETATION AND CONCLUSIONS

Exploration of the Murray Property is considered sporadic, with periods of inactivity punctuated by a few months of intense exploration. Since the discovery of auriferous quartz veins at the property in the late 1930's, one trenching program was completed in the 1940's, which was later expanded on. Results from this program and subsequent exploration resulted in the discovery of at least seven gold-bearing zones. The Murray Property has good potential for the discovery of significant gold mineralization. The property remains under explored for metaturbidite-hosted gold deposits and is of sufficient merit to warrant further exploration.

RECOMMENDATIONS

Based on the exploration of the property to date and favorable geologic setting, the Murray Property is of sufficient merit to warrant further exploration. A first stage exploration program is proposed as follows (Table 3):

a) Complete a detailed compilation of existing property information combined with a review of aerial photographs to identify folds, breaks in structures, and structural trends. Complete detailed 1:10 000 scale mapping, paying particular attention to structure and stratigraphy in order to accurately determine the location of structural features likely to contain significant gold mineralization. As well, the locations of previous trenches should be investigated. During mapping and sampling, particular attention should be given to structure and alteration.

b) Hand-held or backpack GPS units should be used to accurately locate known showings, grids, trenches and sample sites.

TABLE 3: BUDGET FOR THE PROPOSED EXPLORATION
OF THE MURRAY PROPERTY

BUDGET ITEM	ESTIMATED
COST ($)
Project preparation and aerial photographic review	$6,000.00
Mobilization and Demobilization (4-persons)	$14,000.00
Field Work, Geologic Mapping, Sampling, Ground Geophysics	$25,000.00
(4-persons; 10 days)
Reporting	$5,000.00
Contingency	$5,000.00
Total Estimated Cost (Includes G.S.T.)	$55,000.00

A second phase of exploration would be contingent upon the successful results obtained from the first stage of exploration. Subsequent diamond drilling would be based on these results.

Aurora Geosciences Ltd.

Gary Vivian, P.Geol.
Yellowknife, NT
September 3, 2003

REFERENCES

Beales, P., Woodward, R., and C. Campbell, (2002) A Guide to Mineral Deposits of the Northwest Territories, Minerals, Oil and Gas Division, Department of Resources, Wildlife and Economic Development, Government of the Northwest Territories.

Brophy, J.A., (1994) Structure and geochemistry ov vein-hosted gold deposits in the Burwash Formation, Yellowknife Domain; part of NTS areas 85I/6,7,11,14; 85J/8,9; 85O/3. NT Geology Division, Department of Indian Affairs and Northern Development.

Christie, A.B., Smith, P.K., Ryan, R.J., Ramsay, W.R.H., Arne, D.C., and F. P. Bierlein, (1999) Quartz Vein Styles in Turbidite-hosted Mesothermal Gold Deposits of Western South Island (New Zealand), Victoria (Australia) and Nova Scotia (Canada); in The Australian Institute of Mining and Metallurgy, 32nd Annual Conference, Sept. 1999: pp 85-108.

Henderson, J.B., (1985) Geology of the Yellowknife-Hearne are, District of Mackenzie, Geol. Surv. Can., Memoir 414, 133p.

Horne, R.J. and M. Jodrey, (2001) Geology of the Dufferin Gold Deposit (NTS 11D/16), Government of Nova Scotia, Department of Natural Resources, Minerals and Energy Branch; Report of Activities, 2001: pp 51-67.

Magrum, M., (1982) Geological Report on Chris 1 & 2 Claims Murray Lake Area Northwest Territories for Hidden Lake Gold Mines Ltd.: Department of Indian Affairs and Northern Development, Assessment Report # 081543.

McMillan, R.H., (1996) Turbidite-Hosted Au Veins. Government of British Columbia: ministry of Energy and Mines: www.em.gov.bc.ca/Mining/Geolsurv/MetallicMinerals/MineralDepositProfiles/Profiles/I03.htm

Nelson, J., Van Der Heyden, P., and L. B. Goldsmith, (1981) Geological Setting and Quartz Veins, Gold 1 and 2 Claims, NT, Consolidated Five Star Resources Ltd.; by Arctex Engineering Services, Dept. of Indian Affairs and Northern Development, Ass Rpt #081392.

Nickerson D., (1972) Report on the MSSL Mineral Claims Murray Lake, NT, North Star Mines Ltd.; Dept. of Indian Affairs and Northern Development, Ass.Rpt. #061032.

Ryan, R.J. and P.K. Smith, (1998) A review of the Mesothermal Gold Deposits of the Meguma Group, Nova Scotia, Canada. Ore Geology Reviews 13: pp 153-183.

Stokes, T.R., Zentilli, M., and N. Culshaw, (1990) Structural and Lithological Controls of Gold-Bearing Quartz-Breccia Zones in Archean Metaturbidites, Gordon Lake, Northwest Territories, Canada. Canadian Journal of Earth Sciences, Vol. 27, No. 12, 1990; pp. 1577-1589.

STATEMENT OF QUALIFICATIONS

I, Gary Vivian, of the City of Yellowknife, in the Northwest Territories, Canada,

HEREBY CERTIFY:

1. That my address is 3502 Raccine Road, Yellowknife, NT X1A 3J2.

2. That I am a graduate of Sir Sandford Fleming College:

a) Geophysical Technologist, 1976.

March 1977 - July 1979	Noranda Exploration Co. Ltd, Yellowknife, NT
Summer 1980	First Nuclear Corporation, Edmonton, AB
Summers of 1981, 82	Noranda Exploration Co. Ltd, Yellowknife, NT

3. That I am a graduate of the University of Alberta in Geology:

a) B.Sc. - Specialization Geology, 1983, U of A

b) M.Sc. - Geology, 1987, U of A - The Geology of the Blackdome Ag-Au Deposit, B.C.

4. That I have been a practicing Geologist since 1983:

May 1983-November 1986	Noranda Exploration Co. Ltd. Bathurst, N.B.	Geologist
December 1986-May 1988	Noranda Exploration Co. Ltd. Timmins, Ontario	Project Geologist
May 1988 to present	Covello, Bryan and Associates Ltd. and currently Aurora Geosciences Ltd. Yellowknife, NT	Geologist

5. That I am a registered Professional Geologist in the Northwest Territories. As such I am a qualified person for the purposes of National Instrument 43-101.

6. That I visited the claims for 4 hours on 21 May 2003.

7. That I am not aware of any material fact or material change with respect to technical aspects of the report which is not reflected in the report.

8. That I am independent of the issuer as defined by the tests set out in Section 1.5, "Standards of Disclosure for Mineral Projects", National Instrument 43-101.

9. That I have read "Standards of Disclosure for Mineral Projects", National Instrument 43-101 and read Form 43-101F1. This report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 3rd day of September, 2003 at Yellowknife, NT.

/s/ Gary Vivian
____________________________
Gary Vivian

F1

F1

Coronation Gulf
GREAT BEAR LAKE
NORTHWEST TERRITORY
SYMBOLS
Property Location
City
Town
Secondary Highway
Gravel Road
Winter Road
Railway
MURRAY PROPERTY
Yellowknife
GREAT SLAVE LAKE
Hay River
Pine Point
0 50 100 150 200
SCALE (km)
ALBERTA
6109527 CANADA LTD.
AURORA GEOSCIENCES LTD.
Yellowknife, NT
MURRAY PROPERTY,
NORTHWEST TERRITORY, CANADA
Figure 1
Property Location
WM
2003.07

F2

F2

113°30'W
113°25'W
113°20'W
63°00'N
Murray Lake
Nicholson R.
Peaceful Lake
Winter tractor road
MURRAY
(8E X 6N)
F75550
2
3
4
380000
6109527 CANADA LTD.
AURORA GEOSCIENCES LTD.
Yellowknife, NT
MURRAY PROPERTY, NT
Figure 2
Claim Map
WM
Scale: 1:50,000
2003.07
NOTES
Grid is UTM NAD83.
Part of NTS Sheets 85I/14 & 85P/3.
Base Map after Henderson, 1939.

F3

F3

116°
114°
112°
MURRAY
PROPERTY
Gordon
Lake
Duncan
Lake
63°
Yellowknife
North Arm
W
E
62°
Great
Slave
Lake
0 kilometres 25
Scale
GSC
N

LEGEND

- Post Archean rocks
- Yellowknife metavolcanic rocks
- Extension of Yellowknife metavolcanic rocks based on gravity model
- Yellowknife metasedimentary rocks
- Granitoid rocks
- **E** East Mirage Islands
- **W** West Mirage Islands

SYMBOLS

- ☆ Property Location

*Geology after Henderson (1985)

6109527 CANADA LTD.
AURORA GEOSCIENCES LTD. Yellowknife, NT
MURRAY PROPERTY, NT Figure 3 Regional Geology
RW 2003.07

F4

F4

92
91
3
4
2
88
87
86
85
79
81
82
380000
Murray
Lake
Nicholson R.
Peaceful Lake
Winter tractor road
MURRAY
(8E X 6N)
F75550
1
6
5
3
7
LEGEND
Diabase, gabbro, diorite
4 Granite
Burwash Formation (Archean)
3 Knotted quartz-mica schist and hornfels derived from and grading into (2)
2 Greywacke, slate, impure arkose and quartz
3 Gold Showing; Zone number
NOTES
Grid is UTM NAD83.
Part of NTS Sheets 85I/14 & 85P/3
Zones are those as defined by Nickerson (1972).
Geology after Henderson, 1939.
6109527 CANADA LTD.
AURORA GEOSCIENCES LTD.
Yellowknife, NT
MURRAY PROPERTY, NT
WM
Scale: 1:50,000
2003.07

Figure 4
Property Geology

F5

F5

N
SYMBOLS
0.22 / 4.0'
Gold Value; oz per ton
Sample width (feet)
0.02 . 0.08 . 0.06
3.0' 3.0' 3.0'
0.04 . 0.39 . 0.05
3.0' 3.0' 3.0'
0.26 . 0.09
3.0' 3.0'
0.23 . 0.03
3.0' 3.0'
0.10 . 1.36 . 0.06 . 0.03
3.0' 3.0' 3.0' 3.0'
0.13 . 0.15
3.0' 3.0'
0.02 . 0.45
3.0' 3.0'
0.52 . 0.37
3.0' 3.0'
0.35 . 1.70
3.0' 3.0'
0.22
4.0'
0.05 . 0.19
3.0' 3.0'
1.21 . 1.75
3.0' 3.0'
6109527 CANADA LTD.
AURORA GEOSCIENCES LTD.
Yellowknife, NT
MURRAY PROPERTY, NT
Figure 5
No. 1 Zone Assay Plan
RW
2003.07
*Geology and Assays after Nickerson (1972)
Scale : 1" : 10'

F6

F6

Diamond Drill Hole
45°
N
90°
0.012 oz/36"
80°
Tr/8'
ND/10'
SYMBOLS
Quartz
Shear Zone
80
Bedding (Strike, Dip)
0.012
36"
Gold Value; oz per ton
sample width(inches)
Tr/8' Trench; sample width (feet)
ND/10' No Data; sample width (feet)
* Geology and Assays
after Magrum (1982)
Scale : 1" : 10'
6109527 CANADA LTD.
AURORA GEOSCIENCES LTD.
Yellowknife, NT
MURRAY PROPERTY, NT
Figure 6
No. 3 Zone Assay Plan
RW
2003.07

F7

F7

N
Quartz Stringers
and Silicification
0.016 oz/60"
ND/24"
0.018 oz/36"
0.020 oz/8"
Quartz Stringers
Throughout
0.014 oz/16'
Water Filled

SYMBOLS

0.020 oz/8" Gold Value; oz/ton
sample width (inches)

ND/24" No Data; sample width (inches)

* Geology and Assays
after Magrum (1982)

Scale : 1" : 10'

6109527 CANADA LTD.
AURORA GEOSCIENCES LTD. Yellowknife, NT
MURRAY PROPERTY, NT Figure 7 No. 6 Zone Assay Plan
RW 2003.07

F8

F8

N
1.604 oz/18"**
2.48 oz/17"*
Composite
Grab Sample
13.06 oz/ton*
0.130 oz/30"**
9.61 oz/18"*
3.310 oz/18"**
1.026 oz/20"**
2.490 oz/16"**
3.592 oz/18"**
0.010 oz/24"**
0.008 oz/8"**
Prospect Shaft
Muck Pile
0.016 oz/composite quartz sample**
0.178 oz/composite sample**
0.028 oz/6"**
0.008 oz/24"**
ND/6"**
Scale : 1" : 10'
Symbols
0.008 oz / 8" (in) = Ozs. Au per Ton / Sample Width
* Assay after Nickerson (1972)
** Assay after Magrum(1982)
Notes
Geology after Nickerson (1972)
and Magrum (1982);
after Clayton (1939)
6109527 CANADA LTD.
AURORA GEOSCIENCES LTD.
Yellowknife, NT
MURRAY PROPERTY, NT
Figure 8
No. 7 Zone Assay Plan
RW
2003.07

REGISTRAR AND TRANSFER AGENT AGREEMENT

THIS AGREEMENT made as of October 1, 2003.

BETWEEN:

PACIFIC CORPORATE TRUST COMPANY, a trust company duly incorporated under the laws of British Columbia having an office at 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8

(the "Trust Company")

OF THE FIRST PART

AND:

EVOLVING GOLD CORP., a company duly incorporated under the laws of Canada, having an office at Suite 1450, 789 West Pender Street, Vancouver, British Columbia V6C 1H2

(the "Company")

OF THE SECOND PART

WHEREAS:

A. The Trust Company is a trust company that is authorized to carry on a trust business under the Financial Institutions Act (British Columbia);

B. The Company wishes to appoint the Trust Company as its registrar and transfer agent in respect of its common shares (the "Shares") and the Trust Company has agreed to accept such appointment on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the premises and of the covenants and agreements of the parties set forth in this Agreement, the parties agree as follows:

1. APPOINTMENT AS REGISTRAR AND TRANSFER AGENT

1.1 Appointment - The Company hereby appoints the Trust Company as its registrar and transfer agent and the Trust Company hereby accepts the appointment, upon and subject to the terms of this Agreement.

1.2 Fees and expenses - The Company agrees to pay to the Trust Company:

(a) its fees in effect from time to time as set out in the Trust Company's Schedule of Fees; and

(b) all costs and expenses, including legal fees if applicable, incurred by the Trust Company in carrying out its duties under this Agreement.

1.3 Payment due date - Any invoice rendered to the Company for fees and expenses of the Trust Company shall be payable within 30 days of the date of the invoice.

1.4 Schedule of fees - The Trust Company may revise its Schedule of Fees at any time upon 30 days' prior notice to the Company.

2. SHARE REGISTERS

2.1 Principal Registers - The Trust Company shall maintain the Company's Register of Members and Register of Transfers (collectively, the "Principal Registers") in respect of the Shares at its principal office in Vancouver, British Columbia.

2.2 Information to be provided - The Company agrees to provide the Trust Company with the information it requires in order to set up and maintain the Principal Registers. The Company represents and warrants that such information shall be accurate and complete and the Trust Company may rely upon the information, without any duty to enquire further, in establishing and maintaining the Principal Registers.

2.3 Branch registers - Upon the written request of the Company, authorized by a resolution of the Board of Directors of the Company, the Trust Company will cause branch registers (the "Branch Registers") to be maintained by it or by a co-transfer agent as required by law on the same terms and conditions as the Principal Registers are to be maintained, with any necessary changes, in cities other than Vancouver.

3. SHARE CERTIFICATES

3.1 Blank certificates - The Company agrees to provide the Trust Company with blank share certificates, in a form required under its jurisdiction of incorporation and the rules of the stock exchanges on which the Company's shares may be listed for trading, as and when requested to do so by the Trust Company and at the Company's expense.

3.2 Signatures - The share certificates delivered to the Trust Company shall be signed by a director or other officer or officers of the Company as required by law, by the constating documents of the Company or by resolutions of directors of the Company. The signature of such director, officer or officers on such Share certificates may be engraved, lithographed or otherwise mechanically reproduced and shall be binding upon the Company and the certificates so signed will be valid and binding upon the Company, notwithstanding:

(a) any change in any of the persons holding any such office between the time of actual signing and the time of countersigning and issuing of the share certificates, or

(b) the director or such other officer or officers signing may not have held office at the date of countersigning and issuing the certificates.

3.3 Countersign certificates - The Trust Company is authorized to countersign certificates representing any Shares issued by the Company or transferred by a holder of the Shares, upon and subject to receipt of documentation satisfactory to the Trust Company. The Company agrees that on and after the date of this Agreement and for so long as this Agreement remains in force, no certificates for Shares will be issued or, if issued will not be valid, unless and until countersigned by the Trust Company in its capacity as registrar and transfer agent of the Shares or by a co-transfer agent maintaining a Branch Register.

3.4 Validity of prior certificates - The Trust Company is entitled to treat as valid any certificate or certificates for Shares purporting to have been issued by or on behalf of the Company prior to the date of this Agreement. The Trust Company is hereby relieved from any duty or obligation to verify the signature or the authority to sign of the person or persons purporting to sign any certificate on behalf of the Company or on behalf of any other institution previously appointed the registrar and transfer agent or a branch registrar and transfer agent of the Shares.

3.5 Replacement certificates - The Trust Company is authorized to issue and register new certificates in place of the lost, destroyed or stolen certificates representing any of the Shares upon receipt of:

(a) an authorization signed by any director or officer of the Company; and

(b) such other documentation as the Trust Company deems appropriate in the circumstances, including evidence of loss, destruction or theft and indemnity satisfactory to the Trust Company.

4. TRANSFERS

4.1 Register transfers - The Trust Company shall register transfers of the Shares made from time to time in the Principal Registers as may be necessary in order that the holdings of each shareholder of the Company may be properly and accurately kept and transfers of Shares properly recorded.

4.2 Grounds for refusing transfer - The Trust Company may refuse to effect the transfer of any Shares until such time as the Trust Company is satisfied that the share certificate presented to the Trust Company is valid, that the endorsement thereon is genuine and that the transfer requested has been properly and legally authorized.

4.3 New certificates - The Trust Company shall countersign, if necessary, and issue new certificates for the Shares upon surrender to the Trust Company of the outstanding certificates in a form endorsed for transfer acceptable to the Trust Company.

4.4 Company to provide assistance - The Company shall assist the Trust Company in identifying signatures of shareholders and guarding against forgery, illegal transfers and other illegalities.

4.5 Transfers on branch registers - All Shares will be effectively and interchangeably transferable on the register of transfers or on any Branch Register regardless of where or when the share certificates have been issued, and entry of the transfer of any Shares in the register of transfers or in any Branch Register shall for all purposes be a complete and valid transfer.

5. DIVIDEND DISBURSING AGENT

5.1 Appointment - The Company appoints the Trust Company as agent to disburse dividends to the holders of the Shares, which may from time to time be declared by the Board of Directors of the Company and the Trust Company hereby accepts such appointment.

5.2 Disbursement by Trust Company - The Trust Company will disburse to the registered holders of the Shares all cash and stock dividends which may be declared by the Board of Directors of the Company upon receiving, at least three business days before each dividend disbursement date, a certified copy of the resolution of the Board of Directors of the Company declaring such dividend and, if necessary, a certified cheque in an amount sufficient for the payment of such dividend.

6. RECORDS

6.1 Maintain records - The Trust Company will maintain such records as it deems appropriate in connection with acting as registrar and transfer agent for the Company.

6.2 Delivery of statements to Company - The Trust Company shall furnish to the Company, at the Company's request and expense, such statements, lists, entries, information and material concerning transfers and other matters as may be prepared by it in its capacity as registrar and transfer agent of the Company.

6.3 Delivery of books and records - The Trust Company shall send to the Company, or to such other person as the Company may direct, all books, documents and other records in its possession relating to the Company following the termination of this Agreement and the payment of all amounts owing to the Trust Company pursuant to this Agreement. A receipt signed on behalf of the Company by any director or officer of the Company or the person referred to in the Company's direction shall be a valid acknowledgment and discharge to the Trust Company of the items delivered.

6.4 Destruction of certificates - The Trust Company is authorized to destroy certificates representing Shares which have been cancelled, together with any related transfer documentation, six years after the date of cancellation. All actions taken by the Trust Company under this section shall be at the expense of the Company.

7. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

7.1 Representations and warranties - The Company represents and warrants to the Trust Company that:

(a) the Company has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and all necessary action has been taken by or on the part of the Company to authorize the execution and delivery of this Agreement and all other documents contemplated hereby;

(b) the Company is authorized by its constating documents to maintain a branch register of members in British Columbia and, if applicable, outside of British Columbia; and

(c) the Company has given or will give all notices required by law to give notice of the appointment of the Trust Company as its registrar and transfer agent.

7.2 Covenants - The Company agrees to promptly deliver to the Trust Company from time to time:

(a) certified copies of its constating documents and any amendments to such documents;

(b) copies of all relevant documents and proceedings relating to increases and reductions in the Company's capital, the reorganization of or change in its capital, a change in the Company's name, the bankruptcy or winding up of the Company or the surrender of its charter;

(c) a certificate of incumbency showing the names and offices of the Company's directors and officers, including specimens of the signatures of those directors and officers authorized to sign share certificates and treasury orders and authorized to instruct the Trust Company; and

(d) all other documents reasonably requested by the Trust Company.

7.3 Legal opinion - The Company shall deliver to the Trust Company a legal opinion from its legal counsel relating to the appointment of the Trust Company as its registrar and transfer agent in a form satisfactory to the Trust Company. The Trust Company in its sole discretion may waive this requirement if the Company has completed its Initial Public Offering.

8. LIMITATIONS ON RESPONSIBILITY

8.1 Consultation - The Trust Company may, at any time, apply to the Company for instructions and may consult counsel for the Company or its own counsel in respect of any matter arising in connection with this Agreement. The Company will indemnify and hold harmless the Trust Company from any liability or claims that may be made against it for any action taken, or not taken, by the Trust Company in accordance with or pursuant to such instructions or advice that may be given to it.

8.2 No constructive notice - The Trust Company shall not be held to have notice of any change of authority of any director, officer, employee or agent of the Company until it receives written notification of such change from the Company.

8.3 Compliance with laws - The Trust Company is authorized to comply with any law, regulation, or order now or hereafter in force which purports to impose on the Trust Company a duty to take or refrain from taking any action.

9. INDEMNITY

9.1 Indemnify Trust Company - The Company hereby indemnifies and agrees to hold harmless and defend the Trust Company, its directors, officers, employees and agents, against any and all claims and liabilities, whether accrued, absolute, contingent or otherwise and any and all actions, suits, proceedings, demands, assessments, judgments and costs, including without limitation legal costs on a solicitor and own client basis, arising out of or in respect of the performance by the Trust Company of its duties under this Agreement; provided, however, that the Trust Company shall not be indemnified against, or be reimbursed for any expense incurred in connection with any claim or liability arising out of its wilful misconduct or gross negligence.

9.2 Defend actions - The Trust Company is under no obligation to prosecute or defend any action or suit in respect of the relationship which, in the opinion of its legal counsel, may involve it in expense or liability, but will do so at the request of the Company provided that the Company furnishes it with an indemnity satisfactory to the Trust Company against such expenses or liability.

9.3 Post collateral - The Company will post collateral or other documentation which is sufficient in the opinion of the Trust Company or its counsel to secure the indemnity herein provided.

10. TERMINATION OF AGREEMENT

10.1 Failure to pay - In the event that any payment required to be made by the Company remains unpaid 14 days after the Trust Company has made a written demand for payment, the Trust Company may terminate this agreement, effective on the date that a termination notice is provided to the Company.

10.2 Notice - Subject to section 10.1, this Agreement will continue in effect until terminated by written notice given by either party to the other party. The effective date of the termination shall be the date which is 30 days after the date of the notice of termination, unless the parties otherwise mutually agree upon a different date.

10.3 Payment by Company - The Company agrees to pay to the Trust Company, on or before the effective date of the termination of this Agreement:

(a) all accrued but unpaid fees or expenses of the Trust Company; and

(b) the Trust Company's published termination fee in effect as at the date of termination in order to provide for the Trust Company's expenses relating to subsequent enquiries and correspondence on behalf of the Company.

The Company agrees that the amount provided for in paragraph (b) is reasonable in the circumstances.

10.4 Delivery of books and records - Following the termination of this Agreement, the Trust Company shall send to the Company, or to such other person as the Company may direct, all books, documents and other records in its possession relating to the Company in accordance with section 6.3.

11. GENERAL

11.1 Time - Time is of the essence of this Agreement.

11.2 Assignment - This Agreement may be assigned by the Trust Company, without the prior consent of the Company, to another registrar and transfer agent upon 60 days prior notice to the Company.

11.3 Amendments - This Agreement may only be amended by a further written agreement executed and delivered by both parties to this Agreement.

11.4 Governing Law - This Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto submit and attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

11.5 Severability - If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

11.6 Notice - Any notice under this Agreement must be in writing, delivered, telecopied or mailed by prepaid post, and addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery. If notice is by mail it will be deemed to have been given five business days following the date of mailing. If there is an interruption in normal mail service at or prior to the time a notice is mailed, the notice must be delivered or telecopied.

11.7 Further assurances - The parties to this Agreement will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party to this Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Agreement.

11.8 Enurement - This Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

The CORPORATE SEAL of PACIFIC
CORPORATE TRUST COMPANY
was hereunto affixed in the presence of:

/s/ Marc Castonguay
_________________________________________

/s/ Norm Hamade
_________________________________________

	) ) ) ) ) ) ) )	C/S
The CORPORATE SEAL of EVOLVING GOLD CORP.was hereunto affixed in the presence of: /s/ Warren McIntyre _________________________________________	) ) ) ) ) ) )	C/S

MANAGEMENT SERVICES AGREEMENT

This Agreement made as of the 1st day of July, 2003 (the "Effective Date")

BETWEEN:

6109527 CANADA LTD., a company incorporated under the laws of Canada and having a business office located at Suite 1450 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2;

(the "Company")

AND:

CORE DEVELOPMENT CORP. a company incorporated under the laws of British Columbia having a business office at Suite 602 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1;

(the "Manager")

WHEREAS:

A. The Company has agreed to retain the services of the Manager and the Manager has agreed to provide managerial services to the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree (the "Agreement") as follows:

1. Appointment

1.1 The Company hereby retains the Manager to provide managerial services, including corporate maintenance, continuous disclosure and corporate compliance services, particulars of which are more particularly described in Schedule "A" hereto, to the Company and the Manager hereby agrees to provide such services upon the terms and conditions contained in this Agreement.

2. Duration of Service

2.1 This Agreement shall be for an initial term of 12 months commencing on the Effective Date. Provided that this Agreement has not been terminated by either parry pursuant to paragraph 7.1, the Manager may renew this Agreement for further 12 month terms by providing to the Company written notice of same at least 30 days prior to the expiration of the current term.

3. Remuneration

3.1 The remuneration of the Manager shall be at the rate of $5,000 per month (plus GST) payable for each calendar month on the first business day of such month, the first of such installments to be payable on the last business day of the month of July 1, 2003. The services with the appropriate allocations are as detailed in Schedule "A".

3.2 The Manager shall be reimbursed for all reasonable office expenses such as courier and other out-of-pocket expenses actually and properly incurred by it in connection with its duties hereunder provided that the Manager first furnishes statements and vouchers for all such expenses to the Company.

4. Duties of Manager

4.1 The Manager shall have, subject always to the general or specific instructions and directions of the Board of Directors of the Company, full power and authority to manage the managerial aspects and affairs of the Company except in respect of such matters and duties that, by law, must be transacted or performed by the Board or senior officers of the Company.

4.2 The Manager shall:

(a) conform to all lawful instructions and directions from time to time given to it by the Board of Directors;

(b) devote sufficient time and attention to the business and affairs of the Company; and

(c) well and faithfully serve the Company and use its best efforts to promote the interests of the Company.

5. Confidentiality

5.1 Unless permitted by resolution of the Board, the Manager shall not, during the term of this Agreement or at any time thereafter, use for its own purposes or for any purposes other than those of the Company any intellectual property or knowledge or confidential information of any kind whatsoever that it may acquire in relation to the Company's business or the business of its subsidiaries, and such shall be and remain the property of the Company.

6. Termination

This Agreement may be terminated:

(a) Notice: by the Manager giving the Company one month notice of its intention to terminate this Agreement and on the expiration of such period, this Agreement shall be wholly terminated. In these circumstances, such one-month notice may expire on any day of the month and any remuneration payable hereunder shall be proportioned to the date of such termination;

(b) Without Just Cause: by the Company giving the Manager one month notice of its intention to terminate this Agreement and on the expiration or such period, this Agreement shall be wholly terminated, in which case the Manager will not be entitled to receive any further payment of salary, severance pay, notice or damages of any kind and the Manager shall have thereupon released all claims and entitlements thereto, including without limitation any claims and entitlements under the Employment Standards Act and the Human Rights Act.

7. General

7.1 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

7.2 Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

7.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns. This Agreement may not be assigned by either party hereto without the prior express written consent of the other party.

7.4 This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought and this Agreement supersedes all prior agreements between the parties.

7.5 Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such further acts and other things as may be necessary to implement and carry out the intent of this Agreement.

7.6 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by postage prepaid double registered mail addressed as follows:

To the Company:

6109527 Canada Ltd.
Attention: Lawrence Dick
Suite 1450 - 789 West Pender Street
Vancouver, B.C. V6C 1H2

To the Manager:

Core Development Corp.
Attention: Shaun Ledding
Suite 602 - 570 Granville Street
Vancouver, B.C. V6C 3P1

or to such other address as may be given in writing by the Company or the Manager and shall be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid at Vancouver, British Columbia then on the third business day following the posting thereof.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto effective as of the day and year first above written.

CORE DEVELOPMENT CORP.

Per:
     /s/ Shaun Ledding
________________________________
Shaun Ledding, President

6109527 CANADA LTD.

Per:
     /s/ Warren McIntyre
_________________________________
Director

Schedule "A"

Management Services:

    Management of services relating to matters of seeking a public listing for the Company

    Included but not limited to:
    - Preparation of Quotation Statement
    - Preparation of Prospectus
    - Private placements

    Day-to-day management services relating to the general management of the Company

    Corporate website management and maintenance

Corporate Maintenance:

    Director Resolutions

    Monitoring and tracking of private placements

    Monitoring and tracking of warrants

    Monitoring and tracking of stock options

Continuous Disclosure and Compliance:

    SEDAR filings

    Insider trading reporting

    Press release dissemination to reporting agencies (including to website)

    Material change reports

    Corporate website maintenance - Content monitoring for compliance

    AGM and material preparation

    Ministry of Finance reporting

Evolving Gold Corp.

Suite 1450 - 789 West Pender Street, Vancouver, B.C. V6C 1H2
Phone No. 604-681-1568 Fax 604-681-8240

September 29, 2003

Bruce Bragagnolo Law Corp.
Suite 602 - 570 Granville Street
Vancouver, BC
V6C 3P1

Attention: Mr. Bruce Bragagnolo

Dear Bruce Bragagnolo

Re: Professional Services Agreement

Further to your letter of September 26, 2003, Evolving Gold Corp. hereby accept the following terms relating to the payment of further professional and legal services:

  Term: September 1, 2003 - date of quotation on the Canadian Trading and Quotation System Inc. ("CNQ")

  In lieu of cash payment: 200,000 special warrants at a deemed price of $0.05.

It is important at this early stage of development that the company conserves its limited financial resources. Thank you for your consideration.

Sincerely,

/s/ Warren McIntyre
_________________________
Director
Evolving Gold Corp.

BRUCE BRAGAGNOLO
Direct Phone No. (604) 642-5180
Direct Fax No. (604) 642-5189
Email: bruce@boxlaw.com

September 26, 2003

Evolving Gold Corp. (formerly 6109527 Canada Ltd.)
Suite 1450, 789 West Pender Street
Vancouver, BC
V6C 1H2

Attention: Mr. Shaun Ledding

Dear Sirs:

Re: Evolving Gold Corp. (the "Company") - Ongoing Work

Thank you for the payment of our account for the period up to September 1, 2003. We confirm your advice that in an effort to conserve the Company's funds, you wish to have an estimate of the amount of legal fees that will need to be paid up to the date of the quotation of the Company's shares on the CNQ. You have also advised us that you wish to make arrangements to issue special warrants in lieu of payment.

We confirm that our estimate of the fees for work performed for the month of September 2003 and additional work up to the date of quotation will be approximately another $10,000. This amount would be a lesser amount than the actual time that will be required to be spent. We confirm that in lieu of cash payment we are willing to accept 200,000 special warrants at a deemed price of $0.05 per special warrant. We further confirm that we are willing to offer this reduction and will accept special warrants in lieu of cash payment provided we receive the special warrants forthwith. You will be invoiced for the sum of $10,000 plus PST and GST in due course. The PST and GST will be payable in cash at the time of invoice.

We trust you will find the following satisfactory. If you have any questions or comments, kindly contact the writer at your earliest convenience.

Yours truly,

/s/ Bruce Bragagnolo
_________________________
BRUCE BRAGAGNOLO

AOH/Encl.

EVOLVING GOLD CORP.

Suite 1450 - 789 West Pender Street, Vancouver, B.C. V6C 1H2
Phone No. 604-681-1568 Fax 604-681-8240

December 1, 2003

BY FACSIMILE

International Zimtu Technologies Inc.
Suite 1450. 789 West Pender Street
Vancouver, BC
V6C 1H2

Attention: Mr. David Hodge

Dear Sirs:

Re: Renewal of Administrative Services and Rental Agreement

We would like to renew the terms and conditions of the Administrative Services and Rental Agreement dated July 1, 2003 and entered into between the Company and International Zimtu Technologies Inc. ("Zimtu") for a further six month period, commencing January 1, 2004 and expiring on June 30, 2004.

Please acknowledge your agreement where indicated below.

Yours truly,

/s/ Warren McIntyre
____________________________
Warren McIntyre
Director

International Zimtu Technologies Inc. hereby acknowledges and agrees to continue to provide the Company with those services described in the Administrative Services and Rental Agreement for a further six month term, from January 1, 2004 to June 30, 2004.

International Zimtu Technologies Inc.

Per:

/s/ David Hodge
____________________________
David Hodge, President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director